UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

GOLD RESOURCE CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

38068T 10 5

(CUSIP Number)

DAVID C. REID

1700 Bassett St. #2303

Denver CO 80202

(303) 881-5270

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:

David J. Babiarz, Esq.

Dufford & Brown, P.C.

1700 Broadway, Suite 2100

Denver, CO 80290

(303) 861-8013

January 21, 2014

July 23, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38068T 10 5 January 21, 2014

(1)	Names of Reporting Person(s) David C. Reid

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) Not Applicable

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Citizen - United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 3,189,188

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 3,189,188

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,189,188

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 5.9%

(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 38068T 10 5 July 23, 2014

(1)	Names of Reporting Person(s) David C. Reid

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) Not Applicable

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Citizen - United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 2,644,488

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 2,644,488

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,644,488

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 4.9%

(14)	Type of Reporting Person (See Instructions) IN

Explanatory Note:  The Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on April 10, 2013 (the “Initial 13D”) by David C. Reid with respect to the common stock of Gold Resource Corporation, a Colorado corporation (“Gold Resource”) is hereby amended to reflect amendments to the Initial 13D that should have been made on January 21, 2014 and July 23, 2014.

Item 1.	Security and Issuer.
No change from the Initial 13D.

Item 2.	Identity and Background.
There is no change from the information provided in Item 2 of the Initial 13D, except that Mr. Reid is now fully retired and no longer serves as a consultant to Gold Resource.

Item 3.	Source and Amount of Funds or Other Consideration.
Not applicable. Mr. Reid did not make an acquisition of any securities.

Item 4.	Purpose of the Transaction.

(a) — The transactions giving rise to the filing of this Amendment to Schedule 13D resulted in a disposition of shares of common stock of Gold Resource by Mr. Reid.  The purpose of those transactions was to diversify his investment in Gold Resource. Mr. Reid may increase or decrease his investment in Gold Resource in the future depending on, among other factors, the price of the common stock and circumstances existing at the time such transactions, if any, are made.

There are no other changes to the information provided in Item 4 of the Initial 13D.

Item 5.	Interest in Securities of the Issuer.

(a) — As of January 21, 2014, Mr. Reid was the beneficial owner of 3,189,188 shares of Gold Resource common stock, which represented 5.9% of the Gold Resource common stock then outstanding (based on the number of shares outstanding on November 6, 2013 as reported in the Quarterly Report filed by Gold Resource with the SEC on November 8, 2013.

As of July 23, 2014, Mr. Reid was the beneficial owner of 2,644,488 shares of Gold Resource common stock, which represented approximately 4.9% of Gold Resource common stock then outstanding (based on the number of shares outstanding as of May 9, 2014 as reported in the Quarterly Report filed by Gold Resource with the SEC on May 12, 2014.

Mr. Reid’s beneficial ownership as of both January 21, 2014 and July 23, 2014 included options to purchase up to 500,000 shares of Gold Resource common stock which were immediately exercisable.

(b) — Mr. Reid held the sole power to vote and dispose of all of the securities reported in subsection (a) above.

(c) — The following table sets forth all transactions with respect to the common stock of Gold Resource that were effected by Mr. Reid during the 60 days on or preceding January 21, 2014 (all transactions were effected in the open market by a broker-dealer acting as the agent for Mr. Reid):

Transaction Date	Number of Shares Disposed Of	Price Per Share
January 21, 2014	5,000	$5.25
	5,000	$5.10
	9,000	$5.00
	5,000	$4.97
January 17, 2014	5,000	$4.90
	5,000	$4.84
	4,000	$4.82
	5,000	$4.80
January 16, 2014	3,700	$4.80
January 15, 2014	300	$4.80
January 14, 2014	5,000	$4.88
	5,000	$4.85
January 13, 2014	4,500	$4.85
	4,000	$4.80
	5,000	$4.74
	5,000	$4.70
	843	$4.68
	4,157	$4.67
	5,000	$4.66
January 10, 2014	8,000	$4.75
	7,000	$4.72
	4,000	$4.71
	11,000	$4.70
	6,800	$4.64
	4,000	$4.59
January 9, 2014	3,000	$4.65
	200	$4.64

(c) — The following table sets forth all transactions with respect to the common stock of Gold Resource that were effected by Mr. Reid during the 60 days on or preceding July 23, 2014 (all transactions were effected in the open market by a broker-dealer acting as the agent for Mr. Reid):

Transaction Date	Number of Shares Disposed Of	Price Per Share
July 23, 2014	10,000	$5.10
	8,900	$5.05
July 21, 2014	1,100	$5.05
July 18, 2014	5,000	$5.00
July 17, 2014	5,000	$5.30
	10,000	$5.27
	10,000	$5.25
	10,000	$5.10
	5,000	$5.03
July 10, 2014	10,000	$5.08
	200	$5.03
	4,800	$5.00
June 23, 2014	10,000	$5.11
	10,000	$5.00
June 19, 2014	10,000	$5.24
	5,000	$5.20
	10,000	$5.16
	10,000	$5.10
	10,000	$5.02
June 18, 2014	600	$4.95
	4,400	$4.94
	5,000	$4.90
June 17, 2014	5,000	$4.85
	10,000	$4.80
	5,000	$4.75
	10,000	$4.71
June 16, 2014	10,000	$4.75
	10,000	$4.73
	10,000	$4.65
	86	$4.63
	214	$4.62
	300	$4.61
	9,400	$4.60
June 12, 2014	10,000	$4.56
	10,000	$4.50

(d) — No person other than Mr. Reid has the right to direct or receive dividends on, or the proceeds from the sale of, any shares that are beneficially owned by Mr. Reid.

(e) — Mr. Reid ceased to be the beneficial owner of more than 5% of the outstanding common stock of Gold Resource on or about July 23, 2014.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Reid is party to a stock option agreement with Gold Resource pursuant to which he has the immediate right to purchase up to 500,000 shares of its common stock.  The stock option agreement was filed as an exhibit to the Initial 13D.

Item 7.	Material to be Filed as Exhibits.
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 23, 2015

/s/ David C. Reid
David C. Reid